                                                                                         FOR:   International Speedway Corporation

                              APPROVED BY:   Wes Harris
                                                                                           Director of Investor Relations
                                                                       (904) 947-6465

                                                                  CONTACT:   Betsy Brod/Karen Pagonis
                                                                                                        Media: Michael McMullan/Kate Talbot
                                                                                               Morgen-Walke Associates, Inc.
                                                                        (212) 850-5600

INTERNATIONAL SPEEDWAY CORPORATION REPORTS RECORD FOURTH QUARTER RESULTS AND RECORD FULL YEAR REVENUES AND OPERATING INCOME

            DAYTONA BEACH, FLORIDA – January 30, 2001 – International Speedway Corporation (“ISC”) (Nasdaq/NM: ISCA; OTC Bulletin Board: ISCB) today reported record results for the fourth quarter and record revenues and operating income for the full year ended November 30, 2000.

Total revenues for the 2000 fourth quarter increased to $122.9 million from $104.6 million in 1999.  Operating income for the fourth quarter increased to $37.4 million compared to $29.3 million in the prior year period.  Net income was $17.8 million, or $0.34 per diluted share, compared to $14.2 million, or $0.27 per diluted share, in the 1999 fourth quarter.  ISC’s results for the two periods are not entirely comparable due to the Company’s acquisition of Richmond International Raceway (“RIR”), on December 1, 1999.   In addition, net income for the fourth quarter of 2000 includes an approximate $200,000 after-tax gain associated with the sale of Competition Tire West, Inc. (“CompTire West”), and Competition Tire South, Inc. (“CompTire South”), which was announced November 17, 2000.

For the twelve months ended November 30, 2000, revenues increased to $440.4 million from $298.7 million.  Operating income increased to $122.3 million from $96.0 million in 1999.  Net income was $50.4 million, or $0.95 per diluted share, versus $56.6 million, or $1.22 per diluted share, in 1999.  The Company’s fiscal year results are not comparable due to the Penske Motorsports, Inc., merger completed in the third quarter of 1999 and the RIR acquisition.  In addition, a litigation judgment after-tax charge of $5.2 million, or $0.10 per diluted share, was taken in the second quarter of 2000.  Excluding the one-time litigation charge and the $200,000 after-tax gain on the sale of CompTire West and CompTire South, earnings for the year ended November 30, 2000 would have been $55.5 million, or $1.05 per diluted share.

- more -

ISC REPORTS RECORD FOURTH QUARTER RESULTS                                                           PAGE -2-

During the fourth quarter, ISC hosted a record 15 major events at seven of its facilities.  The quarter’s events consisted of 13 NASCAR sanctioned events, including six Winston Cup, five Busch Grand National and two Craftsman Truck Series events.  In addition, the Company hosted one CART FedEx Championship Series event as well as an ARCA Bondo/Mar Hyde Series race.

Mr. James C. France, President and Chief Operating Officer of International Speedway Corporation, said, “We are pleased to report that exceptional on-track competition helped drive record results for our fourth quarter, highlighted by Dale Earnhardt’s heart-pounding win at the NASCAR Winston Cup Series Winston 500 at Talladega.  Reaffirming its position as “NASCAR’s Most Competitive Track,” fans voted the event the most memorable race in ESPN’s 20-year history of broadcasting NASCAR Winston Cup competition.”

Other highlights of the fourth quarter included the NASCAR Winston Cup, Busch Grand National and Craftsman Truck Series events at Richmond International Raceway.  Including the addition of approximately 6,500 grandstand seats during the quarter, the weekend posted record attendance and results, with a sold-out crowd on-hand for the Winston Cup event.  The Company’s other fourth quarter events also exhibited excellent racing, although rain negatively impacted attendance-related revenues for several races, including the major event weekends at Darlington, California and Phoenix.

Mr. France concluded, “As we gear up for an exciting Speedweeks at Daytona, we are encouraged by what is expected to be a year of milestones for the Company and the motorsports industry as a whole.  The combination of increased promotion and exposure driven by NASCAR’s new media contracts, the much-anticipated return of Chrysler to Winston Cup competition and impressive inaugural schedules at Kansas Speedway and Chicagoland Speedway is expected to result in significant long-term growth opportunities for the industry.  We look forward to further building corporate and consumer awareness and enhancing our position as a leader in motorsports entertainment.”

The management of ISC will host a conference call today with investors at 9:00 a.m. Eastern Time which may also be accessed via the Internet at: http://www.vcall.com.

International Speedway Corporation is a leading promoter of motorsports activities in the United States, currently promoting more than 100 events annually. The Company owns and/or operates 11 major motorsports

- more -

ISC REPORTS RECORD FOURTH QUARTER RESULTS                                                           PAGE -3-

facilities, including Daytona International Speedway in Florida (home of the Daytona 500); Talladega

Superspeedway in Alabama; Michigan International Speedway located outside Detroit, Michigan; California Speedway near Los Angeles, California; Homestead-Miami Speedway in Florida; Phoenix International Raceway in Arizona;  Richmond International Raceway in Virginia; Darlington Raceway in South Carolina; North Carolina Speedway in Rockingham, North Carolina; Watkins Glen International in New York, and Nazareth Speedway in Pennsylvania.

In addition, the Company is developing Kansas Speedway in Kansas City, Kansas. Other track interests include the operation of Tucson (Arizona) Raceway Park and an indirect 37.5% interest in Raceway Associates, LLC, which owns the Route 66 Raceway and is developing Chicagoland Speedway in Illinois.

The Company also owns and operates MRN Radio, the nation's largest independent sports radio network; DAYTONA USA, the "Ultimate Motorsports Attraction" in Daytona Beach, Florida, the official attraction of NASCAR; Americrown Service Corporation, a provider of catering services, food and beverage concessions, and merchandise sales, and Motorsports International, a producer and marketer of motorsports-related merchandise. For more information, visit the Company's Web site at www.iscmotorsports.com.

Statements made in this release that state the Company's or management's beliefs or expectations and which are not historical facts or which apply prospectively are forward-looking statements. It is important to note that the Company's actual results could differ materially from those contained in or implied by such forward looking statements. The Company’s results could be impacted by the risk factors discussed elsewhere, including adverse weather conditions leading up to and during its events.  Additional information concerning factors that could cause actual results to differ materially from those in the forward looking statements is contained from time to time in the Company's SEC filings including, but not limited to, the 10-K and subsequent 10-Q's. Copies of those filings are available from the Company and the SEC. The Company undertakes no obligation to release publicly any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. The inclusion of any statement in this release does not constitute an admission by International Speedway or any other person that the events or circumstances described in such statement are material.

(Tables to follow)

Consolidated Statements of Income
(In thousands, except for per share data)
	Three months ended		Twelve months ended
	11/30/99	11/30/00	11/30/99	11/30/00
	(Unaudited)
REVENUES

Admissions, net	$ 43,761	$ 51,516	$ 133,897	$ 192,789
Motorsports related income	42,765	54,881	115,570	175,809
Food, beverage, and merchandise income	16,755	14,702	46,668	66,880
Other income	1,344	1,813	2,587	4,952

	104,625	122,912	298,722	440,430
EXPENSES

Direct race expenses:
NASCAR direct expenses	17,363	22,911	45,615	71,260
Motorsports related expenses	19,132	22,098	51,590	82,230
Food, beverage, and merchandise expenses	9,544	8,146	25,539	38,448
General and administrative expenses	18,142	19,121	54,956	75,030
Depreciation and amortization	11,130	13,226	25,066	51,150

Total expenses	75,311	85,502	202,766	318,118

Operating income	29,314	37,410	95,956	122,312

Interest income	1,997	1,295	8,780	6,156
Interest expense	(4,328)	(7,044)	(6,839)	(30,380)
Equity in net loss from equity investments	(347)	(79)	(1,819)	(631)
Minority interest	(873)	(637)	(796)	(100)
North Carolina Speedway litigation	-	-	-	(5,523)

Income before income taxes	25,763	30,945	95,282	91,834
Income taxes	11,568	13,121	38,669	41,408

Net income	$ 14,195	$ 17,824	$ 56,613	$ 50,426

Basic earnings per share	$ 0.27	$ 0.34	$ 1.22	$ 0.95

Diluted earnings per share	$ 0.27	$ 0.34	$ 1.22	$ 0.95

Dividends per share	$ -	$ -	$ $0.06	$ 0.06

Basic weighted average shares
outstanding	52,913,193	52,967,222	46,394,614	52,962,646

Diluted weighted average shares
outstanding	53,034,049	53,059,749	46,518,977	53,049,293

Consolidated Balance Sheet Data
(In thousands)
	November 30,	November 30,
	1999	2000

Cash, cash equivalents and short- term investments	$ 38,501	$ 50,792
Current assets	64,975	86,510
Restricted investments	295,929	35,193
Total assets	1,599,127	1,665,438
Deferred income	77,119	111,492
Current liabilities	116,872	139,551
Long-term debt	496,067	471,551
Shareholders' equity	902,470	950,871